Filed Pursuant to Rule 433

Registration No. 333-126811

June 1, 2006

FOR IMMEDIATE RELEASE

Barclays to Launch Securities Based on Commodities Indexes

NEW YORK, SAN FRANCISCO, June 1, 2006 — Barclays Bank PLC announced today that it will launch a new product, iPathSM Exchange Traded Notes (iPath ETNs), on June 6, 2006 and intends to apply to list the securities on the New York Stock Exchange (NYSE). The iPath ETNs are index-linked securities linked to the performance of a market index. The first two iPath ETNs will have a 30-year maturity and will be linked to commodity indexes, the GSCI® Total Return Index and the Dow Jones-AIG Commodity Index Total ReturnSM. iPath ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees, with easy transferability.

The first two iPath ETNs are to be listed on the NYSE, with a pricing date of June 6 and listing expected the following day. The preliminary pricing supplements can be found on the SEC web site at the indicated address for iPath ETNs linked to each of the following indexes:

GSCI® Total Return Index:

http://www.sec.gov/Archives/edgar/data/312070/000093041306003157/c42162_424b2.htm

Dow Jones-AIG Commodity Index Total ReturnSM:

http://www.sec.gov/Archives/edgar/data/312070/000093041306003160/c42164_424b2.htm

Barclays Bank PLC will issue the securities and Barclays Capital Inc. will act as agent in their distribution in the United States. Barclays Global Investors, N.A. and Barclays Global Investor Services will promote the securities and provide certain services relating to the securities.

Contacts for Press:

Barclays Capital Inc.: Peter Truell, 212-412-7576, Kristin Friel, 212-412-7521 kristin.friel@barclayscapital.com

Barclays Global Investors: Tom Taggart 415-597-2736 tom.taggart@barclaysglobal.com

Barclays Bank PLC: Jo Thethi 44 (0) 20 7116 6217 jo.thethi@GROUPCOMM.barclays.co.uk

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the

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SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Barclays Bank PLC.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index and Goldman Sachs Commodity Index are trademarks or service marks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman, Sachs & Co. other than in its capacity as a dealer of the Securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its sub-indexes to track general commodity market performance.

“Dow Jones”, “AIG®”, “Dow Jones-AIG Commodity Index Total ReturnSM,” and “Dow Jones – AIG Commodity IndexSM” are service marks of Dow Jones & Company, Inc., and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones – AIG

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Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, American International Group, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

© 2006 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are service marks of Barclays Bank PLC. All other trademarks, service marks or registered trademarks are the property of their respective owners.

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